UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

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           In the Matter of                    :
                                               :
      CENTRAL POWER AND LIGHT COMPANY          :
      1 Riverside Plaza                        :    CERTIFICATE OF
      Columbus, OH 43215                       :     NOTIFICATION
                                               :
      File No. 70-9107                         :
                                               :
(Public Utility Holding Company Act of 1935)   :
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      Central Power and Light Company ("CPL"), a public utility subsidiary of
American Electric Power Company, Inc., a registered holding company under the Public Utility Holding Company Act of 1935, as amended, hereby certifies in connection with the Application-Declaration on Form U-1 in the above-entitled matter, that certain of the transactions specified in said Application-Declaration, as amended, have been carried out in accordance with the terms and conditions of, and for the purposes represented by, said Application-Declaration, as amended, and the Orders of the Securities and Exchange Commission with respect thereto, dated December 30, 1997 (HCAR No. 35-26811) and April 20, 2000 (HCAR No. 35-27168), as follows:

           On February 7, 2002, CPL Transition Funding LLC ("Issuer"), a wholly-owned subsidiary of CPL, issued and sold to a group of Underwriters, including Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc., the following Classes of the Issuers Transition Notes, Series 2002-1:

                    Initial          Interest  Scheduled Final        Final
      Class    Principal Balance       Rate      Payment Date     Maturity Date

A-1...........   $128,950,233         3.54%         1/15/05          1/15/07
A-2...........   $154,506,810         5.01%         1/15/08          1/15/10
A-3...........   $107,094,258         5.56%         1/15/10          1/15/12
A-4...........   $214,926,738         5.96%         7/15/13          7/15/15
A-5...........   $191,856,858         6.25%         1/15/16          1/15/17

      File No. 333-91273, Form S-3 Registration Statement, filed November 19, 1999, as amended November 15, 2001 and January 16, 2002, is incorporated herein by reference.

      A past-tense opinion of counsel relating to these transactions is filed herewith as Exhibit F-1.

      The transactions described herein were consummated within the period designated in said Application-Declaration.

                          CENTRAL POWER AND LIGHT COMPANY

                          By:  /s/ Thomas G. Berkemeyer
                                   Assistant Secretary


Dated:  February 13, 2002




                                                              Exhibit F-1



Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549

February 13, 2002

Re:   Central Power and Light Company
      File No. 70-9107

Gentlemen:

In connection with the transactions proposed and described in the Application or Declaration on Form U-1 filed with this Commission in the captioned proceeding, to which this opinion is an exhibit, I have examined, among other things, the Application or Declaration on Form U-1, as amended.

Based upon such investigation as I have deemed necessary, it is my opinion that:

      (a) all state laws applicable to the proposed transactions have been complied with;

      (b) the notes issued by CPL Transition Funding LLC ("Issuer") are valid and binding obligations of Issuer in accordance with their terms; subject, however, to the qualification that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights in general and by general principles of equity; and

      (c) the consummation of the proposed transactions have not violated the legal rights of the holders of any securities issued by Issuer or any associate company thereof.

I hereby consent to the filing of this opinion as an exhibit to the above-mentioned Application or Declaration.

Very truly yours,

/s/ David C. House

David C. House
Counsel for the Company